UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2019

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

This is in regard to a news clarification sought by the Indian Stock Exchanges (BSE Limited and The National Stock Exchange of India Limited) on “Supreme Court revokes NGT order to open Vedanta smelter”.

In this regard, please note the Hon’ble Supreme Court vide its order dated February 18, 2019 in the Appeals filed in 2013 and 2018 matters, by Tamil Nadu Pollution Control Board (‘TNPCB’) and the Government of Tamil Nadu (‘State’) as well as other interveners, set aside the judgements passed by the National Green Tribunal, Principal Bench, New Delhi (‘NGT’) on the ground of maintainability. The Supreme Court further held that it will be open for Vedanta Limited to file a writ petition in the Madras High Court against all the orders passed by TNPCB and the State for closure and sealing of the Plant, to apply for interim reliefs, and to apply to the Chief Justice of the Madras High Court for expeditious hearing of the writ petition.

The Company will be proceeding with the next steps of filing the Writ Petition before High Court.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2019

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer